                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*

                            Coffee Holding Co., Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   192176 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Matthew Dyckman
                           Thacher Proffitt & Wood LLP
                      1700 Pennsylvania Ave., NW, Suite 800
                              Washington, DC 20006
                                 (202) 347-8400
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 2, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D,and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

-------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------                                   ---------------------------------------------
CUSIP No. 192176 10 5                                                                                     Page 2 of 7 Pages
          -----------
----------------------------------------------------                                   ---------------------------------------------
                                                                SCHEDULE 13D

-------- ---------------------------------------------------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Sterling Gordon
-------- ------------------------------------------------------------------------------------------------------ --------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                    (a)  |_|
                                                                                                                (b)  |X|
-------- ------------------------------------------------------------------------------------------------------ --------------------

3        SEC USE ONLY
-------- ---------------------------------------------------------------------------------------------------------------------------

         SOURCE OF FUNDS
4
                PF, AF (450,092 shares owned by wife)
-------- ---------------------------------------------------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             |_|
-------- ---------------------------------------------------------------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

6
                United States
-------- ---------------------------------------------------------------------------------------------------------------------------




                                   SOLE VOTING POWER

                          7                649,692


                          -------- -------------------------------------------------------------------------------------------------
 NUMBER OF
   SHARES                          SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                8                -0-
    EACH
 REPORTING                -------- -------------------------------------------------------------------------------------------------
   PERSON
    WITH                                       SOLE DISPOSITIVE POWER
                          9
                                           649,692

                          -------- -------------------------------------------------------------------------------------------------

                                   SHARED DISPOSITIVE POWER

                          10             -0-
------------------------- -------- -------------------------------------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                   1,099,784 (includes 450,092 shares owned directly by Mr. Gordon's wife, Rachelle Gordon)
----------- ------------------------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             |_|
----------- ------------------------------------------------------------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                    20.7%
----------- ------------------------------------------------------------------------------------------------------------------------

            TYPE OF REPORTING PERSON
14                 IN
----------- ------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------                                   ---------------------------------------------
CUSIP No. 192176 10 5                                                                                     Page 3 of 7 Pages
          -----------
----------------------------------------------------                                   ---------------------------------------------

                                  SCHEDULE 13D

-------- ---------------------------------------------------------------------------------------------------------------------------

         NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1        Rachelle Gordon
-------- ------------------------------------------------------------------------------------------------------ --------------------

2        CHECK THE APPROPRAITE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                    (a)  |_|
                                                                                                                (b)  |X|
-------- ------------------------------------------------------------------------------------------------------ --------------------

3        SEC USE ONLY
-------- ---------------------------------------------------------------------------------------------------------------------------

         SOURCE OF FUNDS
4
                PF, AF (649,692 shares owned by husband)
-------- ---------------------------------------------------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             |_|
-------- ---------------------------------------------------------------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

6
                United States
-------- ---------------------------------------------------------------------------------------------------------------------------




                                   SOLE VOTING POWER

                          7               450,092

                          -------- -------------------------------------------------------------------------------------------------
 NUMBER OF
   SHARES                          SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                8                -0-
    EACH                  -------- -------------------------------------------------------------------------------------------------
 REPORTING
   PERSON                          SOLE DISPOSITIVE POWER
    WITH                  9
                                          450,092
                          -------- -------------------------------------------------------------------------------------------------

                                   SHARED DISPOSITIVE POWER

                          10             -0-
------------------------- -------- -------------------------------------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                    1,099,784
----------- ------------------------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             |_|
----------- ------------------------------------------------------------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                    20.7% (includes 649,692 shares owned directly by Ms. Gordon's husband, Sterling Gordon)
----------- ------------------------------------------------------------------------------------------------------------------------

            TYPE OF REPORTING PERSON
14                 IN
----------- ------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------                                   ---------------------------------------------
CUSIP No. 192176 10 5                                                                                     Page 4 of 7 Pages
          -----------
----------------------------------------------------                                   ---------------------------------------------

Item 1.  Security and Issuer

         The securities as to which this Schedule 13D (the "Schedule") relates are shares of common stock, par value $.001 per share (the "Common Stock"), of Coffee Holding Co., Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 4401 First Avenue, Brooklyn, NY 11232.

Item 2.  Identity and Background

         (a) This Schedule is filed on behalf of Sterling Gordon and Rachelle Gordon (collectively, the "Reporting Persons").

         (b) The residence for the Reporting Persons is c/o Coffee Holding Co., Inc., 4401 First Avenue, Brooklyn, NY 11232

         (c) Present Occupation: Sterling Gordon is employed by Coffee Holding Co., Inc. Rachelle Gordon is retired.

         (d) During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship: United States

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Persons were previously the beneficial owners of shares of common stock of Coffee Holding Co., Inc., a New York corporation ("Old Coffee"). The Reporting Persons acquired beneficial ownership of the securities that are the subject of this Schedule in exchange for shares of common stock of Old Coffee, pursuant to the merger of Old Coffee with and into Transpacific International Group Corp., a Nevada corporation ("Transpacific"). Pursuant to the merger, which was effective on April 16, 1998, each share of Old Coffee common stock issued and outstanding prior to the effective time of the merger was converted into the right to receive shares of common stock of Transpacific. Subsequent to the merger, Transpacific changed its name to Coffee Holding Co., Inc. (the Issuer).

Item 4.   Purpose of Transaction

         The Reporting Persons now own of record an aggregate of 1,099,784 shares of Common Stock for personal investment and seek to hold such securities for a sufficient period of time in order to realize enhancement in their value. The Reporting Persons may from time to time in the ordinary course sell such shares and/or purchase and/or sell additional shares of Common Stock for personal investment.

----------------------------------------------------                                   ---------------------------------------------
CUSIP No. 192176 10 5                                                                                     Page 5 of 7 Pages
          -----------
----------------------------------------------------                                   ---------------------------------------------

         Neither Reporting Person has other present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a-b) Sterling Gordon beneficially owns (with sole voting and dispositive power) 649,692 shares of Common Stock, which represents approximately 12.2% of the issued and outstanding shares of Common Stock of the Issuer. Rachelle Gordon beneficially owns (with sole voting and dispositive power) 450,092 shares of Common Stock, which represents approximately 8.5% of the issued and outstanding shares of Common Stock of the Issuer. Together, the Reporting Persons own 1,099,784 shares of Common Stock, which represents approximately 20.7% of the issued and outstanding shares of Common Stock of the Issuer.

         (c) The Reporting Persons have not effected any transactions in shares of Common Stock during the past 60 days.

         (d) No person or entity other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer's Common Stock reported in this Schedule.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         In connection with the Issuer's initial public offering, the Reporting Persons have entered into Lock-up Agreements pursuant to which, for a period of nine months after May 2, 2005, the Reporting Persons have agreed not to sell, contract to sell, grant any option for the sale of or otherwise dispose of any of the Issuer's equity securities, or any securities convertible into or exercisable or exchangeable for the Issuer's equity securities, other than through intra-family transfers or transfers to trusts for estate planning purposes, without the written consent of the underwriters.

----------------------------------------------------                                   ---------------------------------------------
CUSIP No. 192176 10 5                                                                                     Page 6 of 7 Pages
          -----------
----------------------------------------------------                                   ---------------------------------------------

         Other than the foregoing, as of the date of this Schedule, neither Reporting Person is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any other person or persons with respect to the Common Stock, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material Required to Be Filed as Exhibits

         Agreement between Sterling Gordon and Rachelle Gordon with respect to joint filing of Schedule 13D.

----------------------------------------------------                                   ---------------------------------------------
CUSIP No. 192176 10 5                                                                                     Page 7 of 7 Pages
          -----------
----------------------------------------------------                                   ---------------------------------------------





                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                             By:      /s/ Sterling Gordon
                                                      --------------------------
                                                      Sterling Gordon



                                             By:      /s/ Rachelle Gordon
                                                      --------------------------
                                                      Rachelle Gordon

May 12, 2005

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


         The undersigned hereby agree to jointly prepare and file a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Coffee Holding Co., Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.



Dated:  May 12, 2005                     By:      /s/ Sterling Gordon
                                                  ------------------------
                                                  Sterling Gordon



                                         By:      /s/ Rachelle Gordon
                                                  ------------------------
                                                  Rachelle Gordon